

November 9, 2011

<u>Via E-mail</u>
Omar Cunha
President
UHF Incorporated
c/o Unity Venture Capital Associates Ltd.
1270 Avenue of the Americas
New York, New York 10020

  Re: UHF Incorporated
     Schedule 14C
     Filed October 31, 2011
     File No. 000-49729

Dear Mr. Cunha:

  We have limited our review of the above information statement to the issue identified below.

  Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing, we may have additional comments.

1. We note that your Board has unanimously approved a one-for-five reverse stock split of your outstanding shares of common stock. We also note that you are not reducing the amount of authorized shares of UHF common stock in connection with the reverse stock split. Please disclose whether you currently have, or do not have, any plans, arrangements or understandings, written or oral, to issue any of the shares that will be newly available as a result of the reverse stock split. If you have no such plans, arrangements or understandings, please revise your disclosure to so state.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: Vincent J. McGill
        Eaton & Van Winkle LLP
        3 Park Avenue
        New York, NY 10016